SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        AMERICAN EAGLE MANUFACTURING CO.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   025935 10 7
                                  (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 4, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Tiger  Industries,  Inc.      33-0857622
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                   [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        California
--------------------------------------------------------------------------------
                     |7|  SOLE  VOTING  POWER
NUMBER  OF                3,500,000
SHARES
BENEFICIALLY         |8|  SHARED  VOTING  POWER
OWNED  BY  EACH           N/A
REPORTING
PERSON  WITH         |9|  SOLE  DISPOSITIVE  POWER
                          3,500,000
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
         N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         3,500,000
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         12.8%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         CO
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

Schedule 13D relates to the Common Stock of American Eagle Manufacturing Co. The principal executive offices of American Eagle Manufacturing Co. are located at 2052 Corte Del Nogal, Carlsbad, California 92009.

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ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Tiger Industries, Inc., a California corporation ("Tiger"). Tiger is in the business of Making investments. Tiger's principal office address is 18482 Park
Villa  Place,  Villa Park, California  92861.

(d)-(e) Robert L. Cashman is the sole executive officer, sole director and sole shareholder of Tiger. During the last five years, Mr. Cashman: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Tiger, directly, and Mr. Cashman, indirectly through Tiger, acquired 3,500,000 shares (or 12.8% beneficial ownership assuming full participation in the Share Exchange Agreement) of Common Stock of American Eagle Manufacturing Co. in exchange for 3,5000,000 shares of common stock of American Eagle Corp. ("Eagle Corp."), a wholly owned Nevada subsidiary of American Eagle Manufacturing Co., pursuant to an Exchange Agreement dated December 4, 2003 (the "Exchange") which is incorporated by reference as Exhibit 1.

ITEM  4.  Purpose  of  Transaction

Tiger, directly, and Mr. Cashman, indirectly through Tiger, acquired the securities of American Eagle Manufacturing Co. for investment purposes. Depending on general market and economic conditions affecting American Eagle Manufacturing Co. and other relevant factors, either Tiger or Mr. Cashman may purchase additional securities of American Eagle Manufacturing Co. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Neither Tiger nor Mr. Cashman has any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of American Eagle Manufacturing Co., or the disposition of securities of American Eagle Manufacturing Co.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving American Eagle Manufacturing Co. or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of American Eagle Manufacturing Co. or any of its subsidiaries;

(d) any change in the present board of directors or management of American Eagle Manufacturing Co., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of American Eagle Manufacturing Co.;

(f) any other material changes in American Eagle Manufacturing Co.'s business or corporate structure;

(g) changes in American Eagle Manufacturing Co.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of American Eagle Manufacturing Co. by any person;

(h) causing a class of securities of American Eagle Manufacturing Co. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of American Eagle Manufacturing Co. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Tiger, directly, and Mr. Cashman, indirectly through Tiger, beneficially own 3,500,000 shares of Common Stock, $0.001 par value, of American Eagle Manufacturing Co. The shares of Common Stock beneficially owned by Tiger and Mr. Cashman constitute approximately 12.8% of the total number of shares of Common Stock of American Eagle Manufacturing Co., based upon 27,290,399 shares of Common Stock outstanding assuming full participation of the Share Exchange Agreement dated December 4, 2003.

(b) Tiger and Mr. Cashman have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by them.

(c) Tiger and Mr. Cashman acquired the Common Stock as a result of the transaction discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Tiger and Mr. Cashman.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

     Exhibit 1  Exchange  Agreement  dated  December  4,  2003, between
                American  Eagle  Manufacturing  Co.  and  American  Eagle  Corp.

(1)  Incorporated  by  reference  to  the  Form  8-K filed on December 18, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  18,  2003               By:  /s/  Robert  L.  Cashman
                                             --------------------------
                                             Robert  L.  Cashman

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